EXHIBIT 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended
	Mar. 31	Mar. 31
	2006	2005
	(Thousands of dollars, except ratio amounts)
Income before income taxes	$95,413	$90,949
Share of undistributed losses from 50%-or-less-owned affiliates, excluding affiliates with guaranteed debt	688	1,135
Amortization of capitalized interest	322	322
Interest expense	13,065	12,675
Interest portion of rental expense	400	669

Earnings	$109,888	$105,750

Interest	$13,266	$12,785
Interest portion of rental expense	400	669
Interest expense relating to guaranteed debt of 50%-or-less-owned affiliates	—	—

Fixed Charges	$13,666	$13,454

Ratio of Earnings to Fixed Charges	8.04	7.86